Filed By Energy Transfer Corp LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Williams Companies, Inc.

Commission File No.: 001-04174

Date: June 6, 2016

Energy Transfer Equity, L.P. issued the following press release on June 6, 2016:

ETE ANNOUNCES ELECTION DEADLINE FOR WILLIAMS STOCKHOLDERS

Election Deadline Set For 5:00 p.m., Eastern Daylight Time, on June 24, 2016

DALLAS & TULSA, Okla. – June 6, 2016 – Energy Transfer Equity, L.P. (NYSE: ETE) (“ETE”) today announced that, in connection with ETE’s pending acquisition of The Williams Companies, Inc. (NYSE: WMB) (“Williams”), the election deadline for Williams stockholders to elect the form of consideration they wish to receive in the merger, subject to proration, is 5:00 p.m., Eastern Daylight Time, on June 24, 2016.

Registered Williams stockholders are reminded that if they wish to make an election, they must complete, sign and return a Form of Election to American Stock Transfer & Trust Company, LLC (“AST”), the exchange agent for the merger, prior to the election deadline. Williams stockholders should retain the certificates representing their shares of Williams common stock and should not mail the certificates to the exchange agent at this time. Instructions on mailing certificates representing shares of Williams common stock will be provided to stockholders once the merger has closed. Williams stockholders holding shares through a broker, bank or nominee should carefully follow the instructions provided by such broker, bank or nominee to make an election. Such stockholders may be subject to an earlier deadline from their brokers, banks or nominees for making an election. Williams stockholders should carefully review all the election materials provided to them before making their election.

Williams stockholders are further reminded that during the period following 5:00 p.m., Eastern Daylight Time, on June 24, 2016 and until the consummation of the proposed merger, Williams stockholders will not be able to transfer (including by sale) shares of Williams common stock for which a properly completed Form of Election has been submitted to AST. The date on which the closing of the merger, if any, will occur is not known at this time and as a result, the period of time during which the transfer restriction will apply is also unknown. If Williams stockholders wish to retain the ability to transfer their shares of Williams common stock between the election deadline and the completion of the proposed merger, then they should not return a Form of Election. However, Williams stockholders are advised that they may still be unable to transfer all or a portion of their shares (including by sale) because, as a result of all shares of Williams common stock for which an election was validly made no longer being transferable, there may be no trading market that will provide holders with adequate liquidity to make the desired transfer.

Williams stockholders with questions regarding the election procedures, who want up to date information on the election deadline or who wish to obtain copies of the election materials may contact MacKenzie Partners, Inc., the information agent for the transaction, at (800) 322-2885 (toll) or (212) 929-5500 (collect).

The merger remains subject to a number of closing conditions, including the receipt of Williams stockholder approval and receipt by Energy Transfer Corp LP (“ETC”) and Williams of a tax opinion from Latham & Watkins LLP (“Latham”) that the contribution of Williams’ assets by ETC to ETE should qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies. Latham has advised ETE that it would not be able to deliver this tax opinion were the opinion requested as of the date of the proxy statement/prospectus mailed to Williams’ stockholders. ETE believes that there is a substantial risk that the closing condition relating to this tax opinion will not be met, and that it is unlikely that ETC would waive the closing condition. Williams believes that the contribution should qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies, and would be willing to waive the condition to closing that Williams receive this tax opinion. Williams has filed a lawsuit against ETE in the Delaware Court of Chancery seeking, among other remedies, a declaratory judgment and injunction preventing ETE from terminating or otherwise avoiding its obligations under the merger agreement due to any failure of Latham to deliver the 721 tax opinion to ETC and Williams. ETE has filed its affirmative defenses and counterclaim and seeks, among other things, a declaratory judgment that, in the event Latham fails to deliver the 721 tax opinion prior to the outside date of June 28, 2016 set forth in the merger agreement, ETE will be entitled to terminate the merger agreement without liability due to the failure of a closing condition. The parties have agreed to expedited proceedings, with a trial scheduled to be held June 20 and June 21, 2016. Williams’ stockholders are encouraged to read the proxy statement/prospectus in its entirety, including the section entitled “Recent Developments,” for additional information regarding the foregoing.

Energy Transfer Equity, L.P. (NYSE: ETE) is a master limited partnership which owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE: ETP) and Sunoco LP (NYSE: SUN), approximately 2.6 million ETP common units, approximately 81.0 million ETP Class I Units, which track 90 percent of the underlying economics of the general partner interest and IDRs of Sunoco Logistics Partners L.P. (NYSE: SXL), and 100 ETP Class H Units. On a consolidated basis, ETE’s family of companies owns and operates approximately 71,000 miles of natural gas, natural gas liquids, refined products, and crude oil pipelines.

Forward-looking Statements

This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the Registration Statement on Form S-4 which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2016 (the “Form S-4”) and in the most recent Annual Report on Form 10-K for each of ETE, ETP, SXL, SUN, WMB and WPZ filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in the Form S-4 and in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in the Form S-4 and in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE, ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under HSR and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings and (10) the outcome and impact of the lawsuits filed by Williams against ETE and its management. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor Williams undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposed business combination between ETE and Williams. In furtherance of this proposed business combination and subject to future developments, ETE, ETC and Williams have filed a registration statement on Form S-4 with the SEC and a proxy statement/prospectus of WMB and other documents related to the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETC or Williams may file with the SEC in connection with the proposed business combination. The registration statement was declared effective by the SEC on May 25, 2016. INVESTORS AND SECURITY HOLDERS OF ETE AND WILLIAMS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Definitive proxy statement(s) will be mailed to stockholders of Williams. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by ETE, ETC and Williams through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETC with the SEC will be available free of charge on ETE’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700 and copies of the documents filed by Williams with the SEC will be available on Williams’ website at investor.williams.com.

ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’s Annual Report on Form 10-K filed with the SEC on February 29, 2016 (as it may be amended from time to time). Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus and other relevant documents filed with the SEC. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

Williams and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of Williams is contained in Williams’ Annual Report on Form 10-K filed with the SEC on February 26, 2016 (as it may be amended from time to time). Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus and other relevant documents filed with the SEC. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Williams using the sources indicated above.

Contacts

Energy Transfer Equity, L.P.

Investor Relations:

Brent Ratliff, 214-981-0795

or

Lyndsay Hannah, 214-840-5477

or

Media Relations:

Granado Communications Group

Vicki Granado, 214-599-8785

mobile: 214-498-9272

or

Brunswick Group

Steve Lipin, 212-333-3810

or

Mark Palmer, 214-254-3790